First Pacific Mutual Fund, Inc.
                       2756 Woodlawn Drive, Suite #6-201
                             Honolulu, HI  96822
                                (808) 988-8088
                             (808) 988-5770 (fax)



January 25, 2010

VIA EDGAR CORRESPONDENCE

Ms. Christina L. DiAngelo
Senior Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	First Pacific Mutual Fund, Inc. (the "Registrant")
	Hawaii Municipal Fund (the "Fund")
	Registration Nos. 33-23452/811-05631

Dear Ms. DiAngelo:

	This letter responds to your comments conveyed by telephone on Tuesday, December 29, 2009 to the undersigned regarding the Annual Report of the Registrant on Form N-CSR and Annual Report on Form N-SAR for the period ended September 30, 2009.

1.	Comment:  NSAR-B Internal Control letter for the period ended
	September 30, 2009 included both the Fund and Hawaii Intermediate
	Fund.

	Response: A corrected Internal Control letter was filed and accepted on January 25, 2010, via an amended Form NSAR-B EDGAR filing.

2.	Comment:  Item 4(e)(2) in Form N-CSR for the period ended
	September 30, 2009 was answered incorrectly.

	Response:   The correct answer is:   None of the services provided
	to the registrant described in paragraphs (b)-(d) of Item 4 were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Registrant's Chief Compliance Officer will ensure that this item is correctly answered in future N-CSR filings.

3.	Comment: The Management discussion of Fund performance included in
	Form N-CSR should include additional discussion on why the Fund performed better or worse than the index.

	Response: In future Form N-CSR filings containing this disclosure, Registrant will include additional discussion on why the Fund performed better or worse than the index.

4.	Comment:  Registrant may want to consider disclosing the 1, 5, and
	10 year performance of the Benchmark Index in the Performance disclosure in Form N-CSR.

	Response:   Registrant will disclose the 1, 5, and 10 year
	performance of the Benchmark Index in the Performance disclosure in future Form N-CSR filings.

5.	Comment:  In Form N-CSR, Statement of Assets and Liabilities,
	there is a Cash line item of $9,207,915. Is the cash invested in a money market mutual fund that would have corresponding amounts of AFFE?

	Response: In Form N-CSR, Statement of Assets and Liabilities, the Cash line item of $9,207,915 is not invested in a money market mutual fund.

6.	Comment:  Disclosure regarding approval of the Investment
	Management Agreement in Form N-CSR should include more specific discussion of what factors the Board of Directors reviewed in making their determination.

	Response: In future Form N-CSR filings containing this disclosure, Registrant will include more specific discussion of what factors the Board of Directors reviewed in making their determination for approval of the Investment Management Agreement.

7.	Comment:  The Disclosure of Expense Ratio for a $10,000 Investment
	in Fund compared to the Barclays Capital Municipal Bond Index in Form N-CSR includes the Fund's expense ratio as stated in the current prospectus. The Registrant should also refer the reader to the financial highlights page for the current expense ratio.

	Response: In future Form N-CSR filings containing this disclosure, the Registrant will refer the reader to the financial highlights page for the current expense ratio.

8.	Comment:  Registrant may want to consider modifying the template
	language for the Disclosure of Your Fund's Expenses in Form N-CSR so that it is specific to the Fund.

	Response: In future Form N-CSR filings containing this disclosure, Registrant will modify the template language relating to the Disclosure of Your Fund's Expenses in Form N-CSR so that it is specific to the Fund.

                             *	*	*	*

       In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Thank you for your time and consideration.  I can be reached at
(302) 897-6782 with any questions you may have.

						Very truly yours,

						/s/ Nora B. Simpson
						Nora B. Simpson
						Chief Compliance Officer of the Registrant

cc:	Audrey C. Talley, Esq.